UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Emperor Mines Limited

(Name of Subject Company)

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Durban Roodepoort Deep, Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

American Depositary Shares

(Title of Class of Subject Securities)

Copies to

Robert H. Williams

Skadden, Arps, Slate, Meagher & Flom (International)

Level 13, 131 Macquarie Street

Sydney N.S.W. 2000

Tel:  (011-612) 9253-6000

Fax:  (011-612) 9253-6044

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

March 26, 2004

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)          Durban Roodepoort Deep, Limited lodged a Bidder’s Statement for the ordinary shares of Emperor Mines Limited with the Australian Securities and Investments Commission on March 26, 2004.

(b)         Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder’s Statement of Durban Roodepoort Deep, Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)          Not applicable.

(2)          Not applicable.

(3)          Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “SEC”), Durban Roodepoort Deep, Limited is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.  Durban Roodepoort Deep, Limited will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Ian Murray
		Name:	Ian Murray
		Title:	Chief Executive Officer &
Chief Financial Officer

March 26, 2004

Exhibit Index

Exhibit No.	Document

1	Bidder’s Statement dated March 26, 2004 of Durban Roodepoort Deep, Limited for the ordinary shares of Emperor Mines Limited.